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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 5-31-02

PROCESSED
JUN 11 2002
THOMSON FINANCIAL

For the month of May, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May 31st, 2002

By [signature]
(Signature)

SETIAWAN SULISTYONO
Head of Investor Relation

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.


TELKOM

PRESS RELEASE

No.TEL 195 /PR000/UHI/2002

TELKOM HAS MADE PAYMENTS OF RP 1.4 TRILLION TO INDOSAT FOR CROSS OWNERSHIP TRANSACTION

Bandung, May 31, 2002 – PT Telekomunikasi Indonesia, Tbk. ("TELKOM") announced today that It has made payments related to the cross transactions with PT Indonesian Satellite Corporation ("INDOSAT") amounting to Rp 1.4 trillion of the total payments of US$ 198 million.

The payments has been made as follows:

1. First, Rp 600.000.000.000,- (six hundred billion Rupiah) paid on February 28, 2002;
2. Second, Rp 200.000.000.000 (two hundred billion Rupiah) paid on April 4, 2002;
3. Third, Rp 149.664.413.061 (one hundred forty nine billion six hundred sixty four million four hundred thirteen thousand and sixty one Rupiah) paid on May 17, 2002;
4. Forth, Rp 500.000.000.000,- (five hundred billion Rupiah) paid on May 23, 2002.

TELKOM believe that it can accelerate the subsequent payments starting from August 2002, and all payments will be completed no later than end of December 2002.

It is also informed that for the period of four month ended April 30, 2002, TELKOM recorded its operating revenues of Rp 5,5 trillion; operating income of Rp 3,2 trillion; and net income of Rp 2.1 trillion (un-audited).

Setiawan Sulistyono
Head of Investor Relations Unit

For further information please contact:

PT Telekomunikasi Indonesia, Tbk.	Bandung office:	Jakarta office:
Investor Relations Unit	Tel.: 62-22-4527337	Tel.: 62-21-5215109
E-mail: investor@telkom.co.id	Fax.: 62-22-7104743	Fax.: 62-21-5220500


TELKOM

PT TELEKOMUNIKASI INDONESIA

To:

106. Sassoon (Europe) Ltd (Mr. R. James Teoh), 107. Schroders Investment Management Limited (Ms. Leila Kardouche), 108. Scottish Mutual Assurance plc (Mr. S. Robin Boscheil), 109. Securities and Exchange Commission (Mr. Arthur Levitt), 110. Shimazaki Internatonal Law Office (Mr. Fumiaki Shimazaki), 111. Sit/Kim International Inves`t Associates (Mr. Raymond D.Lin), 112. Southeast Asia Investment Holding Corp (Mr. Tony W. Huang), 113. SSB Citi Asset Mgmt. Group (Mr. Victor Cherian), 114. Standard Life Inves`t (Mr. Ronnie Petrie), 115. Standard Pacific Capital LLC (Mr. Raj Venkatesan), 116. Standish Int`l. Mgt. Company. L.P (Ms. Katherine Barna Allderige), 117. State Farm Insurance Companies (Mr. Mike Vitek), 118. State Street Global Advisors Investment Mgt (Mr. Brd Aham, CFA), 119. Straits Lion Asset Mgmt (Mr. Kenny Koh), 120. Strong Capital Mgt (Mr. David Lui), 121. Substantia Invest AG (Mr. Gilbert Huber), 122. Sumitomo Corporation (Mr. Akira Fujimoto, Mr. Mitsuyoshi Oshima), 123. Sumitomo Life Inves`t. Sing. Ltd (Mr. Masayuki Murata), 124. Swiss Re (Mr. Caspar Benz), 125. T. Rowe Price (Mr. Dale West), 126. TCW Asia Ltd (Ms. Camille J. Vergara), 127. Templeton Invest. Caunsel, Inc Fort Lauderdale (Mr. Gary R. Clemons), 128. The Robinson & Humphrey Co (Mr. Rod Dowling III), 129. Theseus Institute (Mr. Ahmed Aykaq), 130. Thomson Financial (Mr. David TH Lee, Ms. Viola Cheung, Ms. Katrina Lee), 131. Tiedemann Global Emerging Markets (Mr. Steven R. Diamond), 132. Tiger Mgt (Mr. Phillipe Laffont), 133. Tokyo-Mitsubishi Asset Mgmt. Ltd (Mr. Mitsuaki Kuga), 134. Tudor Investment Corp (Mr. Ashwin Vasan), 135. UBS Warburg (Mr. Alex Wright), 136. United Nations Joint Staff Penson Fund (Ms. Audrey Jackson), 137. UOB Asset Management (Mr. Janet Liem MBA), 138. Value Partners Singapore Pte Ltd (Ms. Khristine I. Amurao), 139. Van Eck Global (Mr. David A. Semple), 140. Warburg Pincus Asset Mgmt. Inc (Mr. Jun Sung Kim), 141. Wellington International management Company Pte. Ltd (Mr. Gavin S. Ma. CFA), 142. Wellington Mgmt. Company, LLP (Mr. Rishi P. Kothari, CFA), 143. WPS Investissements S.A (Mr. William P. Stewart III), 144. Zesiger Capital Group LLC (Mr. Donald L. DeVivo), 145. Zurich Scudder Investment (Ms. Kirsteen Melandri, CFA).

(*Note: Please apologize us for inappropriate manner in writing down your name. If so, please inform us to the address below*)

PT TELEKOMUNIKASI INDONESIA, Tbk

Jl. Japati No.1 7th Floor, Tel.: 62 22 452 7349 Fax.: 62 22 710 4743, 62 22 710 0158 Bandung 40133 Indonesia.